PRESIDIO FUNDS

4/15/2009 **NAV: 9.99** **Day Change: 0.11**

Presidio Fund: PRSDX

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

Top 10 Holdings

Top Ten Holdings As Of 1/31/2009

Description	Ticker	Percent
Market Vectors Gold Miners ETF	GDX	4.18%
Northwestern Corp.	NWE	3.04%
Hillenbrand, Inc.	HI	2.92%
SPDR Gold Trust	GLD	2.90%
Central GoldTrust	GTU	2.90%
Newmont Mining Corp.	NEM	2.81%
Occidental Petroleum Corp.	OXY	2.68%
Healthcare Services Group Inc.	HCSG	2.62%
Advance Auto Parts, Inc.	AAP	2.61%
PowerShares DB Agriculture	DBA	2.48%

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Sector Weightings

as of January 31, 2009



Net Cash*, 11.46%
Basic Materials, 20.48%
Consumer Goods and Services, 18.98%
Healthcare, 9.94%
Industrial Goods, 9.69%
Technology, 6.48%
Business Services, 5.39%
Utilities, 4.89%
Financial Services and Insurance, 4.65%
Aerospace and Defense, 3.26%
Retail, 3.21%
Convertible Bonds, 1.57%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Basic Materials	20.48%
Consumer Goods and Services	18.98%
Healthcare	9.94%
Industrial Goods	9.69%
Technology	6.48%
Business Services	5.39%
Utilities	4.89%
Financial Services and Insurance	4.65%
Aerospace and Defense	3.26%
Retail	3.21%
Convertible Bonds	1.57%
Net Cash*	11.46%